

Mail Stop 3720

February 27, 2009

Michael E. Weksel
Alyst Acquisition Corp.
233 East 69th Street, Suite 6J
New York, NY 10021

> **Re: China Networks International Holdings Ltd.**
> **Registration Statement on Form S-4**
> **Filed January 30, 2009**
> **File No. 333-157026**
>
> **Alyst Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 30, 2009**
> **File No. 001-33563**
> **Form 10-KSB for Fiscal Year Ended June 30, 2008**
> **Filed September 25, 2008**
> **File No. 001-33563**

Dear Mr. Weksel:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4 filed by China Networks International Holdings Ltd.

General

1.   We note the industry and market data cited throughout the proxy
        statement/prospectus. For example, we note your citation to ZenithOptimedia on
        page 12, the market data cited on page 57, and various references on pages 89 to
        95. These are merely examples. Please provide us with marked copies of any
        materials that support third-party statements and other unsupported industry and
        market data, clearly cross-referencing each statement with the underlying factual
        support. Also confirm in the response letter that none of such data or third-party
        reports were prepared in connection with this filing.

2.   Please update your financial statements to comply with Rule 8-08 of Regulation
        S-X.

Proxy Statement/Prospectus Cover Page

3.   Please limit the letter to shareholders, which also acts as the prospectus cover
        page, to comply with Regulation S-K Item 501 and eliminate any extraneous
        disclosure.

4.   Please disclose on the proxy statement/prospectus cover page the value of the
        merger consideration, including the deferred portion, based on the Alyst stock
        price as of the most recent practicable date. Provide similar disclosure elsewhere
        as appropriate.

5.   In the first sentence of the fifth paragraph of the proxy statement/prospectus cover
        page, you disclose that holders of a majority of shares of Alyst's common stock
        must vote in favor of the redomestication merger and the business combination.
        A similar statement is included in the answer to the second question on page two.
        These statements appear inconsistent with disclosure elsewhere that the business
        combination will be approved if a majority of the votes cast are in favor of it.
        Please clarify this disclosure throughout the proxy statement/prospectus.

Summary, page 1

6.   Please include in your Summary section the address and telephone number of CN
        Holdings and China Networks Media. Refer to Form S-4 Item 3(a).

7.   Please disclose the full merger consideration in the fifth bullet-point on page one.

Questions and Answers About the Proposals . . ., page 2

What vote is required to approve the Business Combination Proposal? page 2

8.   Disclose whether Alyst's initial stockholders acquired any shares in the IPO or aftermarket or intend to do so. If so, disclose the number of such shares.

The Companies, page 5

9.   Please briefly explain that China Networks Media only recently acquired these joint venture interests and has a limited operating history.

10.   Per the penultimate sentence on this page, "these arrangements provide, under relevant principles of US GAAP, for the consolidation of 50% of the results of operations, financial position and cash flows of JV Ad Cos by China Networks Media." This statement implies that you are proportionately consolidating the financial statements of the JV Ad Cos. Please revise.

11.   Notwithstanding, it appears that the special purpose financial statements, which are incorporated in the combined pro forma financial statements, represent the combined carved out historical operations of Kunming TV Station Advertising Center and Yellow River TV Station –Advertising Center (JV Ad Cos) for the periods presented. Considering that the JV Ad Cos. are jointly controlled/owned by you (through Hetong), please clarify your basis for consolidation of the JV Ad Cos in the pro forma financial statements and your intended consolidation policy effective October 1, 2008.

The Merger Agreement, page 7

12.   Please confirm through disclosure, if true, that former China Networks Media security holders will not have any voting rights with respect to deferred share merger consideration until such shares are issued.

13.   Please revise the statement that the shares of CN Holdings will continue to be quoted on Nasdaq. We note that the shares of CN Holdings are not currently listed on Nasdaq and the shares of Alyst are currently listed on NYSE Alternext.

14.   Please expand the second to last paragraph on page seven to discuss and quantify how various contingencies, such as the exercise of conversion rights by the maximum percentage of Alyst security holders and the issuance of the deferred share merger consideration, could change the post-merger shareholder ownership profile and increase dilution to current Alyst public stockholders.

Risk Factors, page 11

Risks Relating to China Networks Media's Corporate Structure, page 17

15.   Please disclose whether Alyst or China Networks Media obtained an opinion of counsel regarding the effectiveness and enforceability of the contractual arrangements that allow you to control and derive benefits from Hetong and the joint venture businesses in China.

Risks Relating to the People's Republic of China, page 18

Under PRC's Enterprise Income Tax Law . . ., page 19

16.   Clarify whether Alyst or China Networks Media has sought the advice of PRC tax counsel on the taxation issues presented in this risk factor and, if so, whether counsel believes it is more likely than not that the unfavorable tax consequences described will apply.

If holders of 2,413,320 or more of the shares of Alyst's common stock . . ., page 26

17.   Disclose the amount of money that is due to creditors who have not waived their rights to seek payment from the trust. To the extent practicable, disclose the additional amounts of expenses you expect to incur to such creditors prior to the consummation of the business combination.

Selected Summary Historical Financial Information, page 27

18.   Please revise your narrative to discuss where the financial information on page 29 is derived from.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

19.   We note your statement that "the appropriate historical periods derived from CN Networks and CN Media (Carve-out) were added and subtracted to arrive at the appropriate periods included in these pro forma statements of operations." Please revise your footnotes to present a table that shows the calculation of such information that reconciles to the pro forma financial statements.

20.   Please provide us with your detailed analysis of paragraphs 8, 9 and A11-A15 of SFAS 141(R) supporting your conclusion that Alyst is the acquiring entity for accounting purposes. Revise your disclosures accordingly.

21.   We note that the unaudited pro forma condensed combined financial statements reflect the purchase method of accounting for the pending acquisition transaction in accordance with SFAS No. 141(R). Please note that pursuant to paragraph 74

of SFAS 141(R), application of the Statement shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which in your case would be the accounting acquirer's (Alyst's) fiscal year commencing on July 1, 2009. Considering that Alyst is required to acquire majority control of a target business by June 29, 2009, which is prior to the adoption date of SFAS 141(R), it is unclear to us why you presented pro forma financial statements pursuant to the guidance in SFAS 141(R) rather than SFAS 141. In this regard, please note significant differences in the accounting for contingent consideration and acquisition transaction costs between SFAS 141 and SFAS 141(R).

22.   Please add a footnote to the unaudited pro forma financial statements to discuss the impact that the adoption of SFAS 160 will have on the pro forma financials.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 36

23.   As disclosed in Note 8 at page F-37 of China Networks Media, Ltd.'s financial statements, the promissory notes are payable within 10 days following the consummation of the business combination. If the merger is not consummated by March 31, 2009, one-half of the principal outstanding plus accrued interest is due eighteen months from the issuance of the promissory notes and the remaining one-half of the principal outstanding plus accrued interest is due thirty-six months from the issuance of the promissory notes. Please tell us and disclose why you did not give effect to the use of cash to pay down all the principal and accrued interest in your pro forma balance sheet.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 37

24.   We refer to Note 5. Please tell us your assessment as to whether the assigned value to the acquired program rights is truly reflective of its expected fair value. Additionally, tell us your basis for the valuation. In this regard, it appears that you utilized the "residual method" as detailed in EITF D-108 to determine the value of your program rights, which may not be appropriate.

25.   Disclose the useful life expected to be assigned to the program rights and the expected amortization method. Also, tell us your basis for utilizing that useful life. Refer to paragraph 11 of SFAS 142 in your response.

26.   In Note 7, please describe the nature of additional deal costs to be incurred during the period from November 1, 2008 through the merger closing date and quantify amounts for each major cost category to the extent estimable.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 38

27.   Refer to page 38. Please exclude other comprehensive income of China Networks
        Media, LTD. from pro forma net income as presented.

28.   It appears that you should revise your presentation on pages 38 and 39 to include
        the amortization of the program rights as a component of cost of revenue since
        such amounts are directly attributable to the generation of revenue. Please advise
        or revise.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 40

29.   We refer to Note D. Please clarify how the non controlling interest expense is
        calculated.

30.   We refer to Note F. Please clarify if a BVI entity which consolidates PRC entities
        is subject to the PRC Enterprise Income Tax. If so, please include a pro forma
        adjustment to accrue for the subject tax. In this regard, we note your disclosure in
        Note 4(h) on page F-59.

Comparative Per Share Data, page 42

31.   It is unclear how you derived the information presented for China Networks
        Media as disclosed herein. Please revise. Also tell us how you derive the
        historical earnings per share for Alyst.

The Alyst Special Meeting, page 45

32.   If true, please confirm through disclosure that the Redomestication and Business
        Combination proposals are not conditioned on approval of the Share Incentive
        Plan proposal.

Conversion, page 47

33.   Please revise this section to clearly lay out each step a shareholder must take in
        order to exercise conversion rights. For example, clarify that the shareholder
        must vote against the business combination and check a separate box on the proxy
        card, in addition to sending the written demand. In addition, your disclosure
        about when a shareholder must tender his or her certificates is unclear. On page
        four and in paragraph (e) on page 48, you seem to indicate that the certificate
        must be tendered prior to the shareholder vote. Elsewhere, you disclose that this
        is not the case. Clarify throughout the proxy statement/prospectus. Lastly, clarify
        whether it is necessary for a shareholder to submit a proxy card in order to
        exercise conversion rights or whether they can be exercised by voting by
        telephone or in person.

The Business Combination Proposal, page 50

Background of the Business Combination, page 51

Negotiation with Potential Targets, page 52

34.   We note that Alyst terminated discussions with a company that projected 2008
        revenues of $50 million and earnings of $12 million because that company's
        value was not large enough. However, the JV interests that China Networks
        Media acquired would have produced significantly less revenues and earnings had
        they been in effect through the first nine months of 2008. Please explain why
        China Networks Media is considered more valuable than such a company.

History of Discussions between China Networks Media and Alyst, page 52

35.   Please disclose the natural persons who control MediaInv Ltd. and any
        relationships they have with the other individuals or entities involved in the
        transactions or the negotiations thereof. Also provide any information required by
        Form S-4 Item 6, if applicable.

36.   Please fully disclose and explain the dual roles of Chardan and Mr. Propper in the
        negotiations and the transaction. For example, we note that Chardan acted as
        financial advisor to both Alyst and China Networks Media. We also note that Mr.
        Propper, the owner and CEO of Chardan, is one of two initial shareholders in
        China Networks Media. Please also discuss how the Alyst Board considers these
        conflicts, if at all. Provide all information required by Form S-4 Item 6.

37.   Provide additional disclosure about the background, timing, and negotiations of
        the acquisitions of the JV interests in the PRC TV stations and the roles various
        parties played in these negotiations. Include clear disclosure of the role that Alyst
        and any of its officers, directors, or other representatives played in the
        acquisitions of these interests and arranging the related financing.

38.   In its IPO prospectus, Alyst disclosed that it was formed for the purpose of
        acquiring an operating business. Yet it appears that Alyst began negotiating with
        China Networks Media at a time when China Networks Media had no operational
        assets. Even at the time of the execution of the merger agreement in August of
        2008, it does not appear that China Networks Media was receiving any revenues
        because the joint ventures were not yet operational. Please explain why the Alyst
        management and board became interested and entered into a merger agreement
        with such a company in light of its IPO disclosure.

39.   Please provide more information about the terms of the letter of intent and how
        they differed from the final merger agreement terms. Explain how valuation was

accomplished when China Networks Media had not yet acquired any operational assets. Please provide us with a copy of the letter of intent.

40.   Please provide additional information about the negotiations regarding the value and form of merger consideration. Explain how the parties valued the China Networks Media business and how the parties considered the amount paid and to be paid for the JV interests and the amount of China Networks Media indebtedness. Also disclose the performance targets for the deferred merger consideration and discuss how the parties arrived at those target levels.

41.   Please explain the reasons for the amendments to the merger agreement. Clarify whether restated financial performance of the PRC TV stations contributed to the amendments. Update your disclosure if an additional amendment is executed upon approval by the investors in the bridge financing.

China Networks Media Financing, page 54

42.   Please disclose the terms and amount of the loan made to Alyst with the bridge financing funds to pay for merger costs.

Interest of Alyst's Management in the Business Combination, page 55

43.   Please include information about Mr. Weksel's employment contract and the options he will be issued.

44.   If any Alyst officers and directors have incurred material out-of-pocket expenses for which they have not yet been reimbursed, please disclose such amounts here and explain that the officers and directors are entitled to unlimited reimbursement.

45.   Please also provide information about interests of the officers and directors of China Networks Media in the business combination. Refer to Form S-4 Item 18(a)(5) and Schedule 14A Item 5(a). Include information about Mr. Propper's interests, both as a result of his interests in China Networks, and therefore the merger consideration he will receive, and Chardan. This disclosure should include a complete accounting of fees to be received by Chardan from any party to the transaction.

Alyst's Reasons for the Business Combination and Recommendation of the Alyst Board, page 56

46.   Please explain what consideration the Alyst board gave to obtaining a fairness opinion regarding the merger consideration and why the board did not obtain such an opinion.

47.   We note the references to reports made to the Alyst board by Skillnet and
        Chardan. Information about any reports, opinions or appraisals that are materially
        related to the business combination and referred to in the proxy
        statement/prospectus is required to be disclosed and filed as an exhibit to the
        Form S-4. Refer to Item 14(b)(6) of Schedule 14A and Items 4(b) and 21(c) of
        Form S-4.   Please consider the need to provide additional disclosure about such
        reports. Also, provide us with copies for our review.

48.   We note your references here and in several other places to financial projections
        for China Networks Media. Please tell us how these projections were formulated.
        If these projections were provided in part by management or security holders of
        China Networks Media or the PRC TV stations, please disclose them and all
        assumptions underlying them.

49.   Provide the disclosure required by Form S-4 Item 4(a)(2) with respect to China
        Networks Media's reasons for engaging in the transaction. If China Networks
        Media was formed to accomplish this specific transaction or a similar transaction,
        please disclose this.

Potential Disadvantages of the Business Combination, page 58

50.   Please disclose whether the Alyst board considered China Networks Media's lack
        of operating history and its management's lack of history operating the
        advertising businesses of the acquired PRC TV stations as disadvantages. Also
        disclose whether the Alyst board considered difficulties associated with the need
        to establish and operate through contractual arrangements and joint ventures
        rather than direct equity ownership and control.

Satisfaction of the 80% Test, page 58

51.   Please expand the disclosure to clearly explain the basis and methodology for
        Alyst's board's determination that the 80% test was satisfied. Explain how the
        board considered that the total amount that China Networks Media will pay to
        acquire its interests in two PRC TV stations, its only operating assets, is
        approximately $28 million and less than 50% of the value of the trust assets. In
        addition, China Networks borrowed to pay for these assets and such debt will
        have to be repaid following the transaction.

Potential Dilution of Share Ownership Post-Redomestication Merger and Post-Business
Combination, page 59

52.   Please quantify the additional dilution that would occur, both in the cases of no
        conversion and maximum conversion, assuming that all contingent merger
        consideration was issued.

Additional Agreements, page 62

53.	We note the reference in the Merger Agreement to Lock-Up Agreements. Please briefly describe these and any other material ancillary agreements expected to be executed in connection with the consummation of the business combination.

Closing Conditions, page 63

54.	We note that neither China Networks Media nor Alyst will waive any material closing condition. Please compare this to your risk factor disclosure on page 23 and revise so your disclosure in consistent.

Effect of Termination, page 65

55.	We note that, in the event of a termination due to a breach, the non-breaching party is entitled to reimbursement of expenses. Please confirm through disclosure that the waiver executed by China Networks Media would prevent it from seeking such reimbursement from the trust.

Material United States Federal Income Tax Considerations, page 66

56.	Form S-4 Item 4(a)(6) requires a summary of the material federal income tax consequences of the transaction. Therefore, please do not use words like "generally" and "should" where discussing tax consequences unless such discussion also explains the reasons and degree of uncertainty. Please revise accordingly.

57.	Please file or provide us with a draft of the tax opinion required by Regulation S-K Item 601(b)(8) as soon as practicable. The disclosure in this section should also be identified as the opinion of counsel. We may have additional comments on this opinion and the disclosure in this section.

The Redomestication Merger Proposal, page 74

Differences of Stockholder Rights, page 76

58.	Please revise this disclosure to accurately convey the rights of shareholders following the redomestication merger under the CN Holdings organizational documents and BVI law. It is not enough to state default BVI law without accounting for the organizational documents. For example, your disclosure on page 76 that either shareholders or directors can change the number of shares the company may issue, subject to the constitutional documents, is insufficient. You must describe rights under the BVI law and the applicable constitutional documents. Also clear up all inconsistencies with disclosure elsewhere. For example, on page 77 we note that the CN Holdings Articles of Association will not provide rights for stockholder proposals or director nominations. Yet your disclosure on page 82 describes notice requirements for such actions. We also note that you disclose on page 129 that the staggered board will terminate after the business combination, but your disclosure on page 78 indicates it will continue. These are merely examples. Also confirm that the Memorandum of Association and Articles of Association included as Attachments C and D to the proxy statement/prospectus are the documents that will be in effect upon consummation of the transactions.

59.   Please tell us in your response letter what consideration you have given to reflecting the provisions in the CN Holdings' Articles of Association that will increase the number of authorized shares in relation to shares outstanding following the business combination as a separate proposal. Provide a quantitative comparison, both before and after the transactions, of the number of shares issued, the number of shares reserved for issuance under warrants, plans, or as deferred consideration, and the total number of authorized shares. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

The Share Incentive Plan Proposal, page 84

60.   Please disclose that CN Holdings intends to issue an option to acquire 500,000 shares to Mr. Weksel pursuant to his employment agreement. Also disclose any other shares that are intended to be issued. Refer to Schedule 14A Item 10(a).

Proposal to Adjourn or Postpone the Special Meeting For the Purpose of Soliciting Additional Proxies, page 88

61.   The form of proxy card indicates that the Alyst Board may adjourn or postpone the special meeting. If the Board may do this without shareholder approval, disclose this here and explain any uncertainty with respect to the Board's ability to do this, if applicable.

Information About China Networks Media, page 89

Overview, page 89

62.   Disclose the basis of China Networks Media's belief that "it is one of the leading companies building a network of regional television advertising operations in the PRC."

PRC Corporate Structure, page 96

63.   Please provide a clear and concise description of the allocation of operations, responsibilities, and benefits among China Networks Media, including its

subsidiaries and consolidated affiliated entities, each of the JV Cos, and the PRC TV stations. For example, clarify whether China Networks Media has any duty to contribute funds to the JV Cos in addition to the equity contributions necessary to purchase the assets from the PRC TV stations. It is also unclear whether China Networks Media will independently operate as an agent for the JV Cos and earn commissions as described on page 96, or whether all operations will be conducted within the JV Cos. These are merely examples.

64.   Please discuss, by reference to the terms of the joint venture agreements to the extent applicable, how control of the JV Cos will be exercised between China Networks Media and the PRC TV stations. Since each entity has a 50% interest, provide a clear description of each entity's control rights.

65.   With respect to the various contractual arrangements discussed on page 98 and 99 with respect to China Networks Media's control of Hetong and the establishment of the joint ventures, disclose any material termination provisions or limited terms of such arrangements. If applicable, provide risk factor disclosure with respect to any such provisions or terms. Also disclose whether you have consulted counsel regarding the effect and enforceability of these arrangements.

Media Sales, page 95

66.   We note from disclosure on page F-64 that two customers accounted for 39% of pro forma revenues in the nine-months ended September 30, 2008. Please identify these customers and the amount of revenues each accounted for. Describe the terms of the relationships between these customers and the PRC TV stations.

Corporate Structure for China Networks Media, page 97

67.   Please provide us with a more detailed analysis of FIN 46(R) and how you determined that China Networks Media is the primary beneficiary of Hetong. Also, provide a detailed analysis, including your basis in the accounting literature, regarding why you believe it is appropriate to consolidate the JV Tech Cos and JV Ad Cos. We note from your pro forma condensed combined statements of operations that you allocated 50% of the income of China Networks (Carve-Out) to the non-controlling interests, which is in proportion to the ownership interests.

China Networks Media Limited's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 102

68.   Please include at the beginning of this section an overview of what the carve-out financial information described in this section represents. Provide clear disclosure about why this information may not be indicative of future results. Discuss changes in the business that are anticipated as a result of the formation of

the JV Cos and how these changes are likely to impact the results of operations in future periods. Highlight the extent to which management, employees, and properties will change. Also discuss different ventures or marketing and sales efforts that could change cost structure or otherwise impact results. Discuss the additional costs of being a public company. These are merely examples. Your disclosure should provide clear context for the financial information provided.

69.   Explain why China Networks Media has not generated any revenue through September 30, 2008 even though it seems that the JV Cos were established prior to that date. Disclose when China Networks Media will begin generating revenue.

70.   Please eliminate the use of "our" or "China Networks Media's" when discussing the historical financial performance of the PRC TV stations.

71.   Please discuss how Chinese regulations will impact China Networks' strategy to grow by establishing additional joint ventures with other PTC TV stations.

72.   The merger consideration ratios described in the fourth paragraph on page 102 appear inconsistent with disclosure elsewhere of a one-to-one conversion ratio, for example in the fifth bullet-point on page one. Furthermore, since you disclose estimated cash and share consideration elsewhere, it seems unnecessarily confusing to provide formulaic disclosure here. Please clarify throughout.

Joint Ventures between Advertising Networks Ltd. ("ANT") and the PRC TV Stations, page 103

73.   In the first paragraph of this section, you disclose that both PRC TV stations have contributed 100% of assets required to be contributed to the JV Cos as of September 30, 2008 and ANT has made 50% and 40%, respectively, of its required cash contributions. However, at the end of the first paragraph on page 104, you disclose that no assets were purchased under the Asset Transfer Agreement as of September 30, 2008. Please clarify this disclosure.

Results of Operations of China Networks Media, Limited, page 112

74.   It appears that cost of revenues has increased as a percentage of revenues in recent periods due to increased costs to acquire programming and increased agent commissions. Please assess whether this trend is expected to continue and discuss any actions being taken to reduce the impact of this trend.

75.   Please provide more information, including quantitative information to the extent practicable, about the impact of changes in pricing, volume of advertising time sold, and/or different types of advertising sales on operating performance of the PRC TV stations.

Results of Operations of the Kunming Television Station – Advertising Center and the
Yellow River Television Station – Advertising Center, page 114

Cost of Revenues, page 115

76.   We note that cost of revenues include purchased TV program costs, which reflect
the cost of high quality drama series. Please add a footnote to the financial
statements, disclosing the Company's accounting policy for expensing and
capitalizing program costs. Refer to your basis in the accounting literature.

Liquidity and Capital Resources, page 119

77.   Please revise your disclosure to include amount of cash and cash equivalents
China Networks Media would have available assuming maximum conversion.
Also confirm that the disclosure of these amounts includes all initial merger
consideration due to China Networks Media security holders, fees due to
underwriters and any other payments required to be made upon consummation of
the business or shortly thereafter not enumerated here. Also quantify the accrued
interest on the bridge financing as of the most recent practicable date.

78.   We note that China Networks Media believes that cash and cash equivalents,
together with its access to financing sources, will be sufficient to meet the
working capital, capital expenditure and debt obligations associated with its
current operations on an ongoing basis.   Please provide a more detailed
assessment of whether or not China Networks Media will need to access external
sources of financing in the short-term or long-term. We consider "long-term" to
be the period in excess of the next 12 months. See Section III.C. of Release No.
33-6835 and footnote 43 of Release No. 33-8350. To the extent you believe
external financing may be necessary, discuss the sources and availability of such
financing. Consider various contingencies, such as maximum conversion, in
providing this assessment.

79.   Please provide more detail about expected generation and usages of cash based on
the historical operations of the PRC TV stations and expected changes following
the consummation of the business combination. Describe any material expected
capital expenditures or other cash requirements that could impact China Networks
Media's financial condition.

Directors and Management, page 128

80.   We note that the management of China Networks Media includes Ms. Ying, Mr.
Chuansheng, Ms. Yong, and Mr. Riu. Please provide the disclosure required by
Regulation S-K Item 401 for these individuals. If you do not believe disclosure is
required for these individuals pursuant to Regulation S-K Item 401(b) or (c),

please provide an explanation in your response letter. Also clarify whether Mr. Shuangqing or any other members of management have worked with the PRC TV stations prior to the formation of the JV Cos.

Director Compensation, page 132
Executive Compensation, page 132

81.   Provide the disclosure required by Regulation S-K Item 402 with respect to China Networks Media historically. Additionally, provide Regulation S-K Item 402 disclosure for each director and executive officer who will serve following the business combination. Refer to Regulation S-K Compliance & Disclosure Interpretations, Section 217.12, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Certain Relationships and Related Transactions, page 134

82.   Please provide disclosure about related party transactions required by Regulation S-K Item 404 involving each person who will continue as a director or executive officer following the business combination. Refer to Form S-4 Item 18(a)(7)(iii).

Beneficial Ownership of Securities, page 136

83.   Please tell us why you have not included shares underlying warrants in the post-business combination ownership table considering that such warrants will be exercisable following the business combination.

Shares Eligible for Future Sale, page 143

84.   Please describe the terms of any registration rights and lock-up agreements contemplated by the merger agreement and the number of shares that will be subject to such agreements. Also disclose whether or not Alyst's initial stockholders will continue to be subject to any contractual restrictions on the sale of shares they currently own.

China Networks Media, Ltd. Financial Statements

Note 1 – Organization, page F-31

85.   Tell us your consideration of recognizing goodwill in connection with your consolidation of the Hetong VIE. Refer to paragraphs 18-21 of FIN 46(R).

Asset Transfer Agreement, page F-32

86.   Please tell us and disclose the nature of the assets that were contributed and are expected to be contributed by the TV stations subject to the Asset Transfer Agreement.

Note 4 – Program Rights, page F-35

87.   We note that program rights include programs that were contributed by the PRC TV Stations to the JV Tech Cos as capital. Please tell us and disclose the nature of these program rights.

88.   As disclosed, program rights are expected to be amortized on a systematic basis over their expected useful lives of 20 years. Tell us what you mean by "systematic basis" and your consideration of paragraphs 34-37 of SOP 00-2, addressing why your assumption of 20-year useful lives is appropriate.

89.   Additionally, tell us your significant assumptions for estimating expected revenues from these program rights and how your estimates conform to the limitations set forth in paragraph 39 of SOP 00-2.

90.   We note that your program rights are evaluated periodically to determine if expected revenues are sufficient to cover the unamortized portion of the programs, and that a write-down will be taken to the extent that expected revenues are insufficient. Please tell us in detail how your policy complies with paragraphs 43-47 of SOP 00-2. Revise your accounting policy disclosures accordingly.

91.   Please revise to comply with the presentation and disclosure requirements of paragraphs 51-58 of SOP 00-2 to the extent applicable.

Note 8 – Debt and Equity Bridge Financing, page F-36

92.   Absent a trading history, tell us and disclose your basis for determining "expected life" and "volatility" assumptions which were used as inputs into the valuation of the Class A Preferred Stock under the Black-Scholes model. Additionally, tell us whether:

- you engaged in a contemporaneous or subsequent validation of these inputs;
- you attributed any premiums attributable to the preferred stockholder rights; and
- you considered assumptions and expectations that marketplace participants would use in their estimates of fair value.

93.   We note that you used an 18-month estimated life for the bridge loan, with an
        expectation that the contemplated merger will be approved by Alyst shareholders
        on January 2010. Considering that Alyst will dissolve if it does not acquire a
        majority control of a target business by June 29, 2009, tell us why an 18-month
        amortization period for the debt discount underlying the bridge loan is
        appropriate. We further note your disclosure that "if the merger between the
        Company and Alyst is not consummated by March 31, 2009, one-half of the
        principal outstanding plus accrued interest is due eighteen months from the
        issuance of the promissory notes and the remaining one-half of the principal
        outstanding plus accrued interest is due thirty-six months from the issuance of the
        promissory notes."

Note 6 – Subsequent Events, page F-48

94.   We refer to the Business Combination disclosure. Please expand your disclosure
        to quantify the additional contingent consideration to be received by each
        common and preferred shareholder.

China Networks Media, Ltd. Special Purpose Combined Carve-Out Financial Statements

General

95.   Please revise the financial statement headings to refer to Kunming Television
        Station – Advertising Center and Yellow River Television Station – Advertising
        Center, the entities identified on the audit report as the Special Purpose Combined
        Carve-Out Financial Statements. Please also comply with this comment to revise
        the headings of the interim financial statements on pages F-51 through F-83.

Combined Balance Sheets, page F-52

96.   Please add a note to disclose the nature and terms of the amount Due to
        Television Stations.

Combined Statements of Operations, page F-53

97.   We note your statement on pages 111 and F-60 that you report your revenues net
        of PRC's business tax and surcharges for all period presented in the statements of
        operations pursuant to EITF 06-3. However, your presentation on page F-53
        separately presents sales tax from revenue. Please advise or revise.

Note 3 – Prior Period Adjustments, pages F-57 and F-58

98.   Please add a footnote to each of the financial statements, disclosing your
        accounting policy for measuring and accruing commissions payable to advertising

agents on a prospective basis and during each interim period and during each of the years presented on page F-74.

99.   We note your disclosure on page F-59 that revenues are recognized when all four of the listed criteria are met, including delivery of services. However, it appears that you had erroneously recorded revenues when broadcasting was suspended during each interim period and during each of the years presented on page F-74. Tell us more in detail how frequently broadcasting had been and is expected to be suspended, what controls you have implemented to ensure that delivery of service has occurred prior to recognizing revenues and how you currently factor suspended broadcasting time in your measurement of revenues.

100.   Tell us the nature of "certain costs contributing to the advertising income" that were previously omitted during each interim period and during each of the years presented on page F-74 and whether they were recurring or non-recurring. Tell us your basis for tracking and identifying these costs.

Note 4 - Summary of Significant Accounting Policies

(d) Receivables, page F-59
Receivables from Television Stations, page F-59

101.   Tell us the nature of the "expenses paid by the Stations" that are netted against advertising income received by the Stations on behalf of the Centers. Please state separately amounts receivable from (a) customers (i.e. advertising income if included herein), and (b) related parties (i.e. recoveries of previous distributions to the Stations as a result of prior period adjustments per the last sentence in Note 3). Refer to Rule 5-02(3)(a) of Regulation S-X.

(g) Revenue Recognition, page F-59

102.   Refer to the second paragraph on page 96. Please tell us more about your obligation to a national advertising client to provide an individualized report analyzing and evaluating the effectiveness of its advertisement. Specifically, please tell us:

- how you determine that the earnings process is complete, pending completion of an individualized report;
- how you measure the effectiveness of a national advertising client's advertisement;
- whether your assessment of effectiveness is subject to concurrence or approval by the advertiser;

- if you have any substantive performance or financial obligation when the advertisement is deemed ineffective. Refer to the Interpretive Response to Question 2 of SAB.T.13A3(c).

Revise your disclosures accordingly.

Part II – Information Not Required in Prospectus

Item 21. Exhibits, page II-2

103. Please include in your exhibit index all Alyst agreements that will be assumed by CN Holdings in the redomestication, will remain in effect, and otherwise are required to be filed pursuant to Regulation S-K Item 601.

104. Please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.

105. Please file the legal opinion(s) with respect to the securities being registered for issuance in the redomestication merger or provide us drafts as soon as practicable.

106. We note that exhibits 10.9 through 10.20, the agreements establishing the joint ventures, include many blank spaces, omit appendices and similar attachments, and/or do not appear to be executed. Please file complete executed versions of these contracts.

107. According to Section 13 of the Amended Share Pledge Agreement, filed as exhibit 10.24, this agreement remains in effect so long as the Service Agreement is in effect. Please tell us which agreement this "Service Agreement" refers to and whether or not it has been filed as an exhibit.

Signatures

108. Please indicate who signed as the authorized United States representative for CN Holdings. Refer to the Instructions to the Signatures section of Form S-4.

Preliminary Proxy Statement on Schedule 14A filed by Alyst Acquisition Corporation

Form of Proxy Card

109. In the language regarding conversion rights at the bottom of proposal two, please also clearly disclose that, in order to exercise conversion rights and in addition to the other steps indicated, the shareholder must also separately send a written request as described in the proxy statement.

110.   Please disclose the conditionality of proposals one and two on the proxy card.

Notice of Internet Availability of Proxy Materials

111.   We note that paragraph three of the Notice states that shareholders must request paper or e-mail copies of the proxy materials. Please revise this language and confirm that you will send copies of the proxy materials to shareholders, regardless of whether they are requested. Refer to Rules 14a-3(a) and 14a-16(m) under the Exchange Act.

Annual Report on Form 10-KSB filed by Alyst Acquisition Corp.

112.   Please amend the Alyst Form 10-KSB for the fiscal year ended June 30, 2008 and the Form 10-Q for the quarter ended September 30, 2008 to include all information required in the certifications filed pursuant to Regulation S-K Item 601(b)(31). We note that you omitted certain introductory language in paragraph 4 as well as the certification required in paragraph 4(b). Refer to Rule 13a-14(a) under the Exchange Act. Also see Regulation S-K Compliance and Disclosure Interpretations Section 246.13, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for information about what is required in the amendments.

*   *   *

As appropriate, please amend the filings of CN Holdings and Alyst in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event CN Holdings requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with responding to our comments, please also provide, in writing, a statement from Alyst acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief

cc: Peter J. Rooney, Esq.
        McDermott Will & Emery LLP
        Via facsimile: (212) 547-5444